UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Ocular Therapeutix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

675767A100

(CUSIP Number)

July 24, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675767A100	13G	Page 2 of 6 Pages

1.	Names of reporting persons Farhad Khosravi
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 179,654
	6.	Shared voting power 932,768 (1)
	7.	Sole dispositive power 179,654
	8.	Shared dispositive power 932,768(1)
9.	Aggregate amount beneficially owned by each reporting person 1,112,422
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ Not applicable
11.	Percent of class represented by amount in Row (9) 5.4%
12.	Type of reporting person (see instructions) IN

(1)	Consists of (i) 86,391 shares of common stock held by the Farhad Khosravi & Flora Shirzad Khosravi Trust u/a/d 10/19/2004, and (ii) 846,377 shares of common stock held by Incept, LLC. The Reporting Person is a general partner of Incept, LLC and The Reporting Person and his immediate family members are beneficiaries of the Farhad Khosravi & Flora Shirzad Khosravi Trust u/a/d 10/19/2004.

CUSIP No. 675767A100	13G	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer: Ocular Therapeutix, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: Ocular Therapeutix, Inc., 36 Crosby Drive, Suite 101 Bedford, Massachusetts 01730

Item 2.	(a)	Name of Person(s) Filing: Farhad Khosravi

	(b)	Address of Principal Business Office or, if none, Residence: 25698 Elena Road Los Altos Hills, CA 94022

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 675767A100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 675767A100	13G	Page 4 of 6 Pages

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 1,112,422 shares

	(b)	Percent of class: 5.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 179,654

		(ii)	Shared power to vote or to direct the vote: 932,768

		(iii)	Sole power to dispose or to direct the disposition of: 179,654

		(iv)	Shared power to dispose or to direct the disposition of: 932,768
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The shares held by the Farhad Khosravi & Flora Shirzad Khosravi Trust u/a/d 10/19/2004 are held for the economic benefit of the beneficiaries of that account. The Reporting Person has a 50% interest in the shares held by Incept, LLC.

CUSIP No. 675767A100	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 675767A100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 4th day of August, 2014.

/s/ Farhad Khosravi
Farhad Khosravi